OFFER BY

Each of

DREYFUS STRATEGIC MUNICIPALS, INC.
DREYFUS STRATEGIC MUNICIPAL BOND FUND, INC.
and
DREYFUS MUNICIPAL INCOME, INC.
(each, a "Fund")

To Purchase for Cash Up To 100% of the Fund's Outstanding Auction Rate Preferred Stock
at 95% of the liquidation preference of $25,000 per share (or $23,750 per share), plus any unpaid dividends accrued through the expiration date of the offer
(Dreyfus Strategic Municipals, Inc.: Auction Rate Preferred Stock Series M, Series T, Series W, Series TH and Series F)
(Dreyfus Strategic Municipal Bond Fund, Inc.: Auction Rate Preferred Stock Series A, Series B and Series C)
(Dreyfus Municipal Income, Inc.: Auction Rate Preferred Stock Series A and Series B)
________________

January 23, 2018

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been appointed to act as Depositary (as defined in the Offer to Purchase) in connection with the offer by each Fund, a Maryland corporation registered under the Investment Company Act of 1940, as amended, to purchase for cash up to 100% of the Fund's outstanding Auction Rate Preferred Stock, par value $0.001 per share (the "Preferred Stock"), at 95% of the liquidation preference of $25,000 per share (or $23,750 per share), plus any unpaid dividends accrued through 5:00 p.m., Eastern Standard Time, on February 28, 2018, or such later date to which the Offer (as defined below) is extended, upon the terms and subject to the conditions set forth in the offer to purchase dated January 23, 2018 (the "Offer to Purchase") and the related letter of transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute, with respect to a Fund, the "Offer"). The Preferred Stock is designated (i) Series M, Series T, Series W, Series TH and Series F, with respect to Dreyfus Strategic Municipals, Inc., (ii) Series A, Series B and Series C, with respect to Dreyfus Strategic Municipal Bond Fund, Inc., and (iii) Series A and Series B, with respect to Dreyfus Municipal Income, Inc.

We are asking you to contact your clients for whom you hold a Fund's Preferred Stock registered in your name (or in the name of your nominee) or who hold a Fund's Preferred Stock registered in their own names. Please bring the Offer(s) to their attention as promptly as possible.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.	The Offer to Purchase dated January 23, 2018;

2.	Letter(s) of Transmittal for your use and for the information of your clients;

3.

Notice of Guaranteed Delivery to be used to accept an Offer if the Preferred Stock and all other required documents cannot be delivered to the Depositary by the Expiration Date (as defined in the Offer to Purchase);

4.	Notice of Withdrawal to be used to withdraw previously tendered Preferred Stock; and

5.

A form of letter which may be sent to your clients for whose accounts you hold a Fund's Preferred Stock registered in your name (or in the name of your nominee), with space provided for obtaining such clients' instructions with regard to the Offer(s).

EACH FUND'S OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON FEBRUARY 28, 2018, UNLESS THE OFFER IS EXTENDED.

No Offer is being made to, nor will a Fund accept tenders from, holders of Preferred Stock in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

No Fund will pay any fees or commissions to any broker, dealer or other person (other than the Information Agent or the Depositary as described in the Offer to Purchase) for soliciting tenders of Preferred Stock pursuant to an Offer. Each Fund will, however, upon request, reimburse you for reasonable and necessary costs and expenses incurred by you in forwarding any of the enclosed materials to your clients. Each Fund will pay all stock transfer taxes applicable to its purchase of Preferred Stock pursuant to an Offer, except as otherwise provided in the Offer to Purchase. However, backup withholding may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 4, "Procedure for Tendering Preferred Stock," of the Offer to Purchase.

In order to accept an Offer, an Agent's Message (as defined in the Offer to Purchase), and any other required documents, must be sent to the Depositary by 5:00 p.m., Eastern Standard Time, on February 28, 2018.

In order to facilitate an Offer and any auctions for Preferred Stock that may remain outstanding after the Offer is completed, when you tender Preferred Stock on behalf of your clients you will need to provide additional contact information for your auction department and/or the broker-dealer who submits auction instructions for the Preferred Stock on your behalf. Should you be unable to provide this contact information, each Fund, in its sole discretion, may waive this requirement. Please contact AST Fund Solutions LLC, the Information Agent for the Offer, at (877) 478-5047, with any questions.

No recommendation to any holder of Preferred Stock is made by a Fund, its Board of Directors or The Dreyfus Corporation, investment adviser to each Fund, as to whether to tender or refrain from tendering Preferred Stock in an Offer.

Any inquiries you may have with respect to an Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Deutsche Bank Trust Company Americas

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF ANY FUND, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE MATERIALS ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIALS.